EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2010

TOKYO, Nov. 13, 2009 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (Nasdaq:IIJI) (TSE:3774) ("IIJ") today announced its consolidated financial results for the first six months of Fiscal Year Ending March 31, 2010 (from April 1 to September 30, 2009, "1H09").(1)

                        1H09 Financial Results

                Actual Results                       Target Announced
                --------------                       ----------------
 Revenues       JPY32,275 million ($360.7 million)   JPY33,500 million
 Operating
  Income        JPY1,166 million ($13.0 million)     JPY800 million
 Net Income
  attributable
  to IIJ        JPY 715 million ($8.0 million)       JPY300 million

 * Revenue was JPY32,275 million, down 2.9% YoY. While recurring revenues increased by 5.1% YoY, systems construction revenues decreased by 34.1% YoY.
 * Operating income was JPY1,166 million, up 16.0% YoY as a result of continuous cost control. Operating loss related to our new ATM operation business was JPY467 million (JPY227 million in 1H08).
 * Net income attributable to IIJ(2) was JPY715 million, up 94.6% YoY.
 * Cash dividend for FY2009 interim period of IIJ's common stock:
   JPY1,000 per share. The same amount for FY2008 interim period
   (IIJ's 1 common stock is equivalent to 400 ADSs).

 (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY89.49 per US$1.00, which was the noon buying rate on
     September 30, 2009.
 (2) Effective April 1, 2009, we have adopted
     ASC810, "Consolidations". For details, please refer to page 6 in this presentation material.

Overview of 1H FY2009 Financial Results and Business Outlook

"We exceeded our profit target announced on May 15, 2009. Our continued effort in tight cost control resulted in the good outcome in profit despite the weakness in revenue growth," said Koichi Suzuki, President and CEO of IIJ.

"During the first half of FY2009, companies continued to withhold their investments and kept a tight grip on spending. Our business environment were tough and pressure from clients to reduce costs were severe. In such economic situation, our connectivity and outsourcing service revenues increased by 7.7% YoY. Demands for over 1Gbps connectivity service, mobile data communication service and outsourcing services lead to the overall growth. We believe that outsourcing service should continue to grow as the trend from owning to renting would continue. We also believe there will be new demands for cloud computing. From November 2009, we introduced our cloud computing service, "IIJ GIO" which is doing well in pre-sales.

"As for systems construction, revenues were down 34.1% YoY. However, the situation such as orders received are improving compared to the latter half of FY2008. The number of projects, despite each project being smaller in sizes, are also increasing. When the economic situation improves and IT investments return, we anticipate our SI revenues to increase, although it is still difficult to say when the IT investment will return.

"For our new ATM operation business operated by our consolidated subsidiary Trust Networks Inc. ("Trust Networks"), new ATMs were placed in the Kansai area from April 2009 and from early November 2009, they begun placing ATMs in the Kanto area, as planned. The ATM operation business are starting to pick up.

"For the latter half of FY2009, while revenue growth is expected to be weak and a drastic economic recovery is unlikely to occur, we will continue to focus on tight cost control toward FY2010. For mid-term growth, we will continue to introduce new service which we believe will result in strengthening the basis of our business. During the first half of FY2009, we have launched new services such as "IIJ GIO" and "LaIT". We have also introduced additional features for our services such as IIJ Direct Access and encryption features for email services and many more. We hope that through introducing new services and new developments, we will also contribute to the innovation of the internet.

1H FY2009 Financial Results Summary

                      Operating Results Summary
 ---------------------------------------------------------------------
                                                                YoY %
                                             1H08      1H09    change
 ---------------------------------------------------------------------
                                             JPY       JPY
                                           millions  millions
 Total Revenues                              33,254    32,275   (2.9%)
 ---------------------------------------------------------------------
  Connectivity and Outsourcing Services      17,001    18,304    7.7%
 ---------------------------------------------------------------------
  SI                                         15,718    13,624  (13.3%)
 ---------------------------------------------------------------------
  Equipment Sales                               524       309  (40.9%)
 ---------------------------------------------------------------------
  ATM Operation Business                         11        38  248.0%
 ---------------------------------------------------------------------
 Total Costs                                 27,085    26,037   (3.9%)
 ---------------------------------------------------------------------
  Connectivity and Outsourcing Services      14,341    15,311    6.8%
 ---------------------------------------------------------------------
  SI                                         12,178    10,050  (17.5%)
 ---------------------------------------------------------------------
  Equipment Sales                               466       269  (42.1%)
 ---------------------------------------------------------------------
  ATM Operation Business                        100       407  306.6%
 ---------------------------------------------------------------------
 SG&A Expenses and R&D                        5,164     5,072   (1.8%)
 ---------------------------------------------------------------------
 Operating Income                             1,005     1,166   16.0%
 ---------------------------------------------------------------------
 Income before Income Tax Expense               766     1,026   33.9%
 ---------------------------------------------------------------------
 Net income attributable to IIJ                 368       715   94.6%
 ---------------------------------------------------------------------

                           Segment Summary
 ---------------------------------------------------------------------
                                                1H08          1H09
 ---------------------------------------------------------------------
                                            JPY millions  JPY millions
 Net Revenues                                    33,254        32,275
 ---------------------------------------------------------------------
  Network services and SI business               33,323        32,443
 ---------------------------------------------------------------------
  ATM operation business                             11            38
 ---------------------------------------------------------------------
  Elimination                                        80           206
 ---------------------------------------------------------------------
 Operating Income (Loss)                          1,005         1,166
 ---------------------------------------------------------------------
  Network service and SI business                 1,253         1,644
 ---------------------------------------------------------------------
  ATM operation business                           (234)         (459)
 ---------------------------------------------------------------------
  Elimination                                        14            19
 ---------------------------------------------------------------------

We have omitted segment analysis because most of our revenues are dominated by Network services and systems integration business.

1H FY2009 Results of Operation

Revenues

Revenues were JPY32,275 million (down 2.9% YoY).

Connectivity and Outsourcing Services revenue were JPY18,304 million in 1H09 (up 7.7% YoY). Connectivity service increased by 7.9% YoY to JPY10,297 million and outsourcing services increased by 7.3% YoY to JPY8,006 million. The increase in connectivity service for corporate use was attributable to the growth in IIJ Mobile service. Over 1Gbps IP connectivity services also steadily increased, reaching 106 contracts as of September 30, 2009 (up 30 contracts YoY). For connectivity service for home use, the shift from ADSL to optical fiber service which charge higher monthly fees has contributed to the increase in revenue as well as the increase in mobile data communication service for home use. Outsourcing services steadily increased YoY as email, network related and security related services continued its growth.

SI revenues were JPY13,624 million in 1H09 (down 13.3% YoY). Systems construction revenues were JPY4,148 million (down 34.1% YoY) heavily affected by the weak Japanese economy. Systems operation and maintenance, which are recurring revenues, were JPY9,476 million (up 0.5% YoY). Order backlog for SI and equipment sales was JPY16,243 million (down 6.1% YoY) as of September 30, 2009. The order backlog for systems construction including equipment sales and systems operation and maintenance was JPY4,429 million (down 19.5% YoY) and JPY11,814 million (up 0.2% YoY) as of September 30, 2009, respectively.

Equipment sales revenues were JPY309 million (down 40.9% YoY).

ATM Operation Business revenues were JPY38 million (up 248.0% YoY). Trust Networks placed 34 ATMs in the Kansai area during 2Q09 and operates 60 ATMs as of September 30, 2009 (10 ATMs as of March 31, 2009).

            Number of Contracts for Connectivity Services
 ---------------------------------------------------------------------
                                      Sep 30,     Sep 30,      YoY
                                       2008        2009       Change
 ---------------------------------------------------------------------
 Connectivity Services (Corporate
  Use)                                  40,611      57,200     16,589
 ---------------------------------------------------------------------
  IP Service (-99Mbps)                     895         926         31
 ---------------------------------------------------------------------
  IP Service (100Mbps-999Mbps)             213         228         15
 ---------------------------------------------------------------------
  IP Service (1Gbps-)                       76         106         30
 ---------------------------------------------------------------------
  IIJ Data Center Connectivity
   Service                                 299         295         (4)
 ---------------------------------------------------------------------
  IIJ FiberAccess/F and IIJ DSL/F       25,101      26,865      1,764
 ---------------------------------------------------------------------
  IIJ Mobile Service(3)                 12,373      27,327     14,954
 ---------------------------------------------------------------------
  Others                                 1,654       1,453       (201)
 ---------------------------------------------------------------------
 Connectivity Services (Home Use)      457,289     414,154    (43,135)
 ---------------------------------------------------------------------
  Under IIJ Brand                       48,287      48,263        (24)
 ---------------------------------------------------------------------
  hi-ho                                186,396     173,410    (12,986)
 ---------------------------------------------------------------------
  OEM                                  222,606     192,481    (30,125)
 ---------------------------------------------------------------------
 Total Contracted Bandwidth         449.1 Gbps  619.8 Gbps  170.7 Gbps
 ---------------------------------------------------------------------

       Connectivity and Outsourcing Services Revenues Breakdown
 ---------------------------------------------------------------------
                                           1H08        1H09      YoY %
                                                                change
 ---------------------------------------------------------------------
                                          JPY         JPY
                                        millions    millions
 Connectivity Service (Corporate Use)       6,328       6,888    8.8%
 ---------------------------------------------------------------------
  IP Service(4)                             4,565       4,648    1.8%
 ---------------------------------------------------------------------
  IIJ FiberAccess/F and IIJ DSL/F           1,434       1,456    1.5%
 ---------------------------------------------------------------------
  IIJ Mobile Service(5)                       151         634  318.5%
 ---------------------------------------------------------------------
  Others                                      178         150  (15.4%)
 ---------------------------------------------------------------------
 Connectivity Service (Home Use)            3,211       3,410    6.2%
 ---------------------------------------------------------------------
  Under IIJ Brand                             512         513    0.3%
 ---------------------------------------------------------------------
  hi-ho                                     2,425       2,612    7.7%
 ---------------------------------------------------------------------
  OEM                                         274         285    3.7%
 ---------------------------------------------------------------------
 Outsourcing Services                       7,462       8,006    7.3%
 ---------------------------------------------------------------------
  Total Connectivity and Outsourcing
   Services                                17,001      18,304    7.7%
 ---------------------------------------------------------------------

 (3) Contracts for mobile data communication service for home use is included in Connectivity service (home use).
 (4) IP Service revenues include revenues from the Data Center
     Connectivity Service.
 (5) Revenue from mobile data communication service for home use is included in Connectivity service (home use).

Cost and expense

Cost of revenues was JPY26,037 million (down 3.9% YoY).

Cost of Connectivity and Outsourcing Services revenue was JPY15,311 million (up 6.8% YoY) largely affected by the increase in network operation related and circuit related costs. Circuit related costs increased corresponding with the growth of mobile data communication services. Backbone cost was JPY1,830 million, down 0.9% YoY. Gross margin was JPY2,992 million, up 12.5% YoY and gross margin ratio was 16.3%.

Cost of SI revenues was JPY10,050 million (down 17.5% YoY) largely due to the decrease in outsourcing related costs as a result of reduction of full-time outsourcing personnel. Purchasing costs also decreased along with the decrease in systems construction revenues. Gross margin was JPY3,574 million, up 1.0% YoY and gross margin ratio was 26.2%.

Cost of Equipment Sales revenues was JPY269 million (down 42.1% YoY).

Cost of ATM Operation Business revenues was JPY407 million compared to JPY100 million in 1H08 as the ATM operation business has moved on to business start up.

SG&A Expenses and R&D

Sales and marketing expenses were JPY2,594 million (up 10.3% YoY) largely due to the increase in disposal of intangible assets. There were also increase in personnel related expenses.

General and administrative expenses were JPY2,315 million (down 13.2% YoY) mainly due to the decrease in outsourcing related expenses and general expenses as a result of tight cost control.

Research and development expenses were JPY163 million (up 13.5% YoY) as expenses related to IIJ Innovation Institute Inc. increased.

Operating income

Operating income increased by 16.0% YoY to JPY1,166 million. While operating loss related to ATM operation business increased, gross margin for connectivity and outsourcing services increased and general and administrative expenses decreased.

Other income (expenses)

Other income (expenses) was net other expenses of JPY140 million compared to net other expenses of JPY239 million in 1H08. There were decrease in interest expense and losses on write-down of other investments.

Income before income tax expenses

Income before income tax expenses was JPY1,026 million, an increase of 33.9% YoY.

Net Income

Net income was JPY540 million compared to JPY228 million in 1H08.

Income tax expense was JPY528 million compared to JPY539 million in 1H08. Deferred tax expenses was JPY373 million compared to expenses of JPY378 million in 1H08.

Equity in net income of equity method investees was JPY42 million compared to JPY1 million in 1H08.

Net income attributable to IIJ

Net income attributable to IIJ was JPY715 million, up 94.6% YoY.

Net losses attributable to noncontrolling interests was JPY175 million compared to JPY140 million in 1H08, both related to GDX Japan Inc. and Trust Networks Inc.

1H FY2009 Financial Condition

Balance Sheets

As of September 30, 2009, the balance of total assets was JPY51,389 million, a decrease of JPY912 million from the balance as of March 31, 2009.

For current assets, as compared to each of the respective balances as of March 31, 2009, accounts receivable decreased by JPY1,530 million and prepaid expenses increased by JPY442 million mainly for maintenance expenses related to SI projects increased. As for current liabilities, as compared to each of the respective balances as of March 31, 2009, short-term borrowings decreased by JPY150 million, accounts payable decreased by JPY679 million and deferred income increased by JPY232 million. Noncurrent capital lease obligations decreased by JPY852 million from the balances as of March 31, 2009.

As of September 30, 2009, we had net deferred tax asset (current) of JPY424 million and net deferred tax asset (non-current) of JPY2,240 million, respectively.

The balance of other investments as of September 30, 2009 was JPY2,171 million, an increase of JPY257 million from the balance as of March 31, 2009. The breakdown of other investments were JPY809 million in available-for-sale securities, JPY998 million in nonmarketable equity securities and JPY364 million in other.

As of September 30, 2009, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,393 million and the balance of amortized intangible assets were JPY250 million. The breakdown of non-amortized intangible assets were JPY2,639 million in goodwill, JPY2,562 million in customer relationships and JPY192 million in trademark. The breakdown of amortized intangible assets were JPY138 million in customer relationships and JPY112 million in licenses.

Total IIJ shareholders' equity as of September 30, 2009 was JPY25,641 million, an increase of JPY471 million from the balance as of March 31, 2009. IIJ Shareholders' equity ratio (IIJ shareholders' equity/total assets) as of September 30, 2009 was 49.9%, up 1.8% compared to March 31, 2009.

Cash Flows

Cash and cash equivalents as of September 30, 2009 were JPY10,789 million compared to JPY9,319 million as of September 30, 2008.

Net cash provided by operating activities in 1H09 was JPY4,792 million, compared to net cash provided by operating activities of JPY4,005 million in 1H08. While operating income increased due to the increase in gross margin from connectivity and outsourcing service, there were changes in operating assets and liabilities during 1H09, mainly resulting from the decrease in accounts receivable of JPY1,535 million (decrease of JPY2,256 million in 1H08), increase in inventories and prepaid expenses of JPY237 million (increase of JPY412 million in 1H08) and decrease in accounts payable related to on-going SI projects of JPY515 million (decrease of JPY1,238 million in 1H08).

Net cash used in investing activities in 1H09 was JPY2,105 million, compared to net cash used in investing activities of JPY2,034 million in 1H08, mainly due to payment of JPY1,949 million for the purchase of property and equipment (JPY1,748 million in 1H08) and purchase of short-term and other investments of JPY200 million.

Net cash used in financing activities in 1H09 was JPY2,063 million, compared to net cash used in financing activities of JPY4,100 million in 1H08, mainly due to principal payments under capital leases of JPY1,710 million (JPY1,744 million in 1H08), net repayment of short-term borrowings with initial maturities less than three months of JPY150 million (net repayment of JPY2,150 million in 1H08) and payments of JPY203 million for the year-end dividends for the fiscal year ended March 31, 2009.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

                           Adjusted EBITDA
 ---------------------------------------------------------------------
                                                1H08          1H09
 ---------------------------------------------------------------------
                                            JPY millions  JPY millions
 Adjusted EBITDA                                  3,604         3,810
 ---------------------------------------------------------------------
 Depreciation and Amortization                    2,599         2,644
 ---------------------------------------------------------------------
 Operating Income                                 1,005         1,166
 ---------------------------------------------------------------------
 Other Income (Expense)                            (239)         (140)
 ---------------------------------------------------------------------
 Income Tax Expense                                 539           528
 ---------------------------------------------------------------------
 Equity in Net Income (Loss) of Equity
  Method Investees                                    1            42
 ---------------------------------------------------------------------
 Net income                                         228           540
 ---------------------------------------------------------------------
 Net income attributable to noncontrolling
  interests                                         140           175
 ---------------------------------------------------------------------
 Net Income attributable to IIJ                     368           715
 ---------------------------------------------------------------------

                                CAPEX
 ---------------------------------------------------------------------
                                                1H08          1H09
 ---------------------------------------------------------------------
                                            JPY millions  JPY millions
 CAPEX, including capital leases                   4,516         2,613
 ---------------------------------------------------------------------
  Acquisition of Assets by Entering into           2,768           664
   Capital Leases
 ---------------------------------------------------------------------
  Purchase of Property and Equipment               1,748         1,949
 ---------------------------------------------------------------------

Changes in accounting principles, procedures and disclosures in quarterly consolidated financial statements

Accounting Standards Codification

Effective July 1, 2009, IIJ adopted the FASB Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles (the provisions of which were previously included in SFAS No. 168 "Accounting Standards Codification and the hierarchy of generally accepted accounting principles"). This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous four-level hierarchy. Accordingly, IIJ's consolidated financial statements from the second quarter of fiscal year ending March 2010 follows the Codification in place of legacy accounting pronouncements.

Business Combinations

Effective April 1, 2009, IIJ adopted ASC805, "Business Combinations". ASC805 requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, goodwill and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. The adoption of ASC805 did not have any impact on IIJ's results of operations and financial position as there were no business combinations during the three months ended September 30, 2009, however the impact in the future would depend on the size and the detail of the business combination.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, IIJ adopted ASC810 "Consolidations". ASC810 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. ASC810 also require changes in parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of ASC810, "Noncontrolling interests", which were previously referred to as "Minority interests" and classified between "Total liabilities" and "Shareholders' equity" in the consolidated balance sheets, are now included as a separate component of "Equity". In addition, "Net income" in the consolidated statements of income now includes net income attributable to noncontrolling interests, which was previously referred to as "Minority interests" and deducted. As a result, the adoption of ASC810 changed the presentation and disclosure of noncontrolling interest in the consolidated financial statements retrospectively, but did not have a material impact on IIJ's results of operations and financial position.

FY2009 Financial Targets (announced on May 15, 2009)

Our targets for the fiscal year ending March 31, 2010 are as follows:

                                                     (JPY in millions)
 ---------------------------------------------------------------------
                                   Income before
                                    Income Tax
                        Operating     Expense          Net Income
              Revenues   Income      (Benefit)     attributable to IIJ
 ---------------------------------------------------------------------
 Full FY2009    73,000      3,300          2,700                 1,700
 ---------------------------------------------------------------------

While the economy is anticipated to move towards recovery, we must pay attention to the downward risks such as further deterioration in employment, worldwide financial economic crisis and the downward pressure towards world economy.

During the first half of FY2009, revenues were JPY33,275 million, 3.7% below the target announced on May 15, 2009 as systems construction projects were stopped and postponed because companies withheld their IT related investments due to the weak economy. However, profit exceeded our target. Operating income was JPY1,166 million, up 45.8% compared to the target as a result of continuous cost control such as reduction of outsourcing personnel and general and administrative expenses. Income before income tax expense (benefit) and net income attributable to IIJ has also exceeded the target due to the increase in operating income.

Generally speaking, revenue and profit for the first half of the year are smaller compared to the latter half of the year and whether achieving our full year target largely depends on the continuous increase in recurring revenues and the revenues from systems construction for the fourth quarter of the fiscal year which becomes the largest due to seasonal factors. For revenue, while the economy seems to be recovering, it is unclear when the corporate IT related investments that is expected to follow the economic recovery will contribute to business results. For profit, however, we will continue to focus on tight cost control. Considering the above, we have not changed our FY2009 financial target announced on May 15, 2009.

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on November 13, 2009.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

                    Internet Initiative Japan Inc.
                    ------------------------------
           Quarterly Consolidated Balance Sheets (Unaudited)
           -------------------------------------------------
             (As of March 31, 2009 and September 30, 2009)
 ---------------------------------------------------------------------
                         As of March 31,      As of September 30,
                              2009                  2009
 ---------------------------------------------------------------------
                         Thousands    %  Thousands of Thousands    %
                          of JPY         U.S. Dollars  of JPY
 ---------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS:
   Cash and cash
    equivalents         10,187,724         120,561    10,789,017

   Accounts receivable,
    net of allowance
    for doubtful
    accounts of
    JPY 22,072 thousand
    and JPY 24,386
    thousand at
    March 31, 2009 and
    September 30, 2009,
    respectively        10,256,527          97,515     8,726,598

   Inventories             529,756           8,130       727,560

   Prepaid expenses      1,771,955          24,737     2,213,662

   Deferred
    tax assets
    --Current              762,221           4,742       424,380

   Other current
    assets, net of
    allowance for
    doubtful accounts
    of JPY 11,720
    thousand and
    JPY 720 thousand at
    March 31, 2009 and
    September 30, 2009,
    respectively           848,586           5,926       530,309

                        ----------       -----------------------
     Total current
      assets            24,356,769  46.6   261,611    23,411,526  45.6
                        ----------       -----------------------
 INVESTMENTS IN
  EQUITY METHOD
  INVESTEES                947,626   1.8    11,322     1,013,224   2.0

 OTHER
  INVESTMENTS            1,914,594   3.7    24,263     2,171,310   4.2

 PROPERTY AND
  EQUIPMENT, net of
  accumulated
  depreciation
  and amortization
  of JPY 16,444,517
  thousand and
  JPY 18,111,332
  thousand at
  March 31, 2009 and
  September 30, 2009,
  respectively          13,172,891  25.2   147,173    13,170,532  25.6

 GOODWILL                2,639,319   5.0    29,493     2,639,319   5.1

 OTHER INTANGIBLE
  ASSETS --Net           3,201,806   6.1    33,674     3,013,492   5.9

 GUARANTEE DEPOSITS      2,072,652   4.0    23,270     2,082,460   4.1

 Deferred tax assets
  --Noncurrent           2,253,464   4.3    25,032     2,240,080   4.4

 OTHER ASSETS, net of
  allowance for
  doubtful  accounts
  of JPY 72,800
  thousand and
  JPY 78,832 thousand
  at March 31, 2009
  and September 30
  2009, respectively,
  and net of loan loss
  valuation allowance
  of JPY 16,701
  thousand at
  March 31, 2009 and
  September 30 2009,
  respectively           1,742,078   3.3    18,409     1,647,459   3.2
                        ----------       -----------------------
       TOTAL            52,301,199 100.0   574,247    51,389,402 100.0
                        ----------       -----------------------

 ---------------------------------------------------------------------
                           As of                As of
                      March 31, 2009       September 30, 2009
 ---------------------------------------------------------------------
                    Thousands     %   Thousands of   Thousands    %
                     of JPY           U.S. Dollars    of JPY
 ---------------------------------------------------------------------
 LIABILITIES AND
  SHAREHOLDERS'
  EQUITY

 CURRENT
  LIABILITIES:

   Short-term
    borrowings       7,350,000              80,456    7,200,000

   Capital lease
    obligations
    --current
    portion          3,272,257              34,438    3,081,879

   Accounts
    payable          6,064,829              60,187    5,386,158

   Accrued
    expenses         1,069,310              12,352    1,105,352

   Accrued
    retirement
    and pension
    costs
    --current           11,959                 134       11,959

   Deferred income   1,255,749              16,621    1,487,439

   Other current
    liabilities        763,544               8,072      722,399
                    ----------        -------------------------
     Total current
      liabilities   19,787,648   37.8      212,260   18,995,186   37.0
                    ----------        -------------------------
 CAPITAL LEASE
  OBLIGATIONS
  --Noncurrent       4,866,120    9.3       44,861    4,014,599    7.8
 ACCRUED RETIREMENT
  AND PENSION COSTS  1,399,592    2.7       17,276    1,545,961    3.0
    --Noncurrent

 OTHER NONCURRENT
  LIABILITIES        1,004,920    1.9       12,279    1,098,866    2.1
                    ----------         ------------------------
   Total
    Liabilities     27,058,280   51.7      286,676   25,654,612   49.9
                    ----------         ------------------------

 COMMITMENTS AND
  CONTINGENCIES

 SHAREHOLDERS'
  EQUITY:
 INTERNET
  INITIATIVE
  JAPAN INC
  SHAREHOLDERS'
  EQUITY:
   Common-stock--
    authorized,
    377,600 shares;
    issued and
    outstanding,
    206,478 shares
    at
    March 31, 2009
    and
    Sept. 30, 2009,
    respectively    16,833,847   32.2      188,108   16,833,847   32.8
   Additional
    paid-in
    capital         27,611,737   52.8      306,356   27,415,772   53.3

   Accumulated
    deficit        (18,549,142) (35.5)    (201,545) (18,036,299) (35.1)

   Accumulated
    other
    comprehensive
    loss              (320,711)  (0.6)      (1,858)    (166,247)  (0.3)

   Treasury stock--
    3,934 shares
    held by the
    company at
    March 31, 2009
    and
    Sept. 30, 2009,
    respectively      (406,547)  (0.8)      (4,543)    (406,547)  (0.8)
                    ----------         ------------------------
     Total Internet
      Initiative
      Japan Inc.
      share-
      holders'
      equity        25,169,184   48.1      286,518   25,640,526   49.9
                    ----------        -------------------------
 NONCONTROLLING
  INTERESTS             73,735    0.2        1,053       94,264    0.2
                    ----------        -------------------------
     Total equity   25,242,919   48.3      287,571   25,734,790   50.1
                    ----------        -------------------------
       TOTAL        52,301,199  100.0      574,247   51,389,402  100.0
 ---------------------------------------------------------------------

 (Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 89.49 which was the noon buying rate in
         New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
         New York prevailing as of September 30, 2009.

 (Note2) The above presentation as of March 31, 2009 has been changed to conform to the presentation as of September 30, 2009.

                    Internet Initiative Japan Inc.
                    ------------------------------
        Quarterly Consolidated Statements of Income (Unaudited)
        -------------------------------------------------------
 (For the six months ended September 30, 2008 and September 30, 2009)
 ----------------------------------------------------------------------
                    Six Months Ended          Six Months Ended
                   September 30, 2008         September 30, 2009
                   ----------------------------------------------------
                    Thousands  % of     Thousands  Thousands    % of
                     of JPY     total    of U.S.    of JPY      total
                               revenues  Dollars               revenues
 ----------------------------------------------------------------------
 REVENUES:
  Connect-
   ivity and
   outsour-
   cing
   services:
    Connect-
     ivity
     (corporate
      use)          6,327,721              76,961   6,887,207
    Connec-
     tivity
     (home use)     3,211,251              38,105   3,410,051
    Outsourcing
     services       7,462,257              89,467   8,006,440
                   ----------           ---------------------
     Total         17,001,229             204,533  18,303,698
                   ----------           ---------------------
  Systems
   integration:
    Systems
     Constru-
     ction          6,289,946              46,352   4,148,014
    Systems
     Operation
     and
     Maintenance    9,427,609             105,884   9,475,548
                   ----------           ---------------------
     Total         15,717,555             152,236  13,623,562
                   ----------           ---------------------
   Equipment
    sales             524,087               3,459     309,586
   ATM operation
    business           10,970                 427      38,178
                   ----------           ---------------------

     Total
      revenues     33,253,841     100.0   360,655  32,275,024    100.0
                   ----------           ---------------------

 COST AND
  EXPENSES:
   Cost of
    connect-
    ivity
    and outsou-
    rcing
    services       14,341,393             171,095  15,311,269
   Cost of
    systems
    integration    12,178,300             112,297  10,049,470
   Cost of
    equipment
    sales             464,841               3,009     269,315
   Cost of ATM
    operation
    business           99,984               4,543     406,517
                   ----------           ---------------------
     Total cost    27,084,518      81.5   290,944  26,036,571     80.7
                   ----------           ---------------------
   Sales and
    marketing       2,351,033       7.1    28,982   2,593,637      8.0
   General and
    admini-
    strative        2,669,171       8.0    25,877   2,315,698      7.2
   Research and
    development       143,677       0.4     1,822     163,035      0.5
                   ----------           ---------------------
     Total
      cost
      and
      expenses     32,248,399      97.0   347,625  31,108,941     96.4
                   ----------           ---------------------
 OPERATING
  INCOME            1,005,442       3.0    13,030   1,166,083      3.6
                   ----------           ---------------------
 OTHER INCOME
  (EXPENSE):
   Interest
    income             26,243                 146      13,086
   Interest
    expense          (206,407)             (1,879)   (168,189)
   Foreign
    exchange
    gains               3,998                  52       4,619
   Net gains on
    sales of
    other
    investments            --                 126      11,302
   Losses on
    write-down
    of other
    investments       (61,092)               (348)    (31,172)
   Other--net          (2,134)                334      29,884
                   ----------           ---------------------
     Other expense
      -- net         (239,392)     (0.7)   (1,569)   (140,470)    (0.4)
                   ----------           ---------------------
 INCOME FROM
  OPERATIONS
  BEFORE INCOME
  TAX EXPENSE
  AND EQUITY IN
  NET INCOME IN
  EQUITY METHOD
  INVESTEES           766,050       2.3    11,461   1,025,613      3.2
                   ----------           ---------------------
 INCOME TAX
  EXPENSE             539,124       1.6     5,898     527,809      1.6
 EQUITY IN
  NET INCOME
  OF EQUITY
  METHOD
  INVESTEES               835       0.0       471      42,147      0.1
                   ----------           ---------------------
 NET INCOME           227,761       0.7     6,034     539,951      1.7
                   ----------           ---------------------
 LESS: NET LOSS
  ATTRIBUTABLE TO
  NONCONTROLLING
  INTERESTS           139,793       0.4     1,960     175,436      0.5
                   ----------           ---------------------
 NET INCOME
  ATTRIBUTABLE
  TO INTERNET
  INITIATIVE
  JAPAN INC           367,554       1.1     7,994      715,387     2.2
 ----------------------------------------------------------------------

 ---------------------------------------------------------------------
                        Six Months Ended      Six Months Ended
                         September 30,       September 30, 2009
                             2008
 ---------------------------------------------------------------------
 NET INCOME
  PER SHARE (ADS)
   BASIC WEIGHTED-
    AVERAGE NUMBER
    OF SHARES (shares)           206,478                       202,544
   DILUTED WEIGHTED
    -AVERAGE NUMBER
    OF SHARES (shares)           206,538                       202,544
   BASIC WEIGHTED
    -AVERAGE NUMBER
    OF ADS EQUIVALENTS
   (ADSs)                     82,591,200                    81,017,600
   DILUTED WEIGHTED-
    AVERAGE NUMBER
    OF ADS EQUIVALENTS
    (ADSs)                    82,639,332                    81,017,600
   BASIC NET INCOME
    ATTRIBUTABLE TO
    INTERNET INITIATIVE
    JAPAN INC.
    PER SHARE (JPY /
    U.S. Dollars / JPY)         1,780.11     39.47            3,532.01
   DILUTED
    NET INCOME
    ATTRIBUTABLE TO
    INTERNET
    INITIATIVE
    JAPAN INC.
    PER SHARE
    (JPY /
    U.S. Dollars / JPY)         1,779.60     39.47            3,532.01
   BASIC
    NET INCOME
    ATTRIBUTABLE TO
    INTERNET
    INITIATIVE
    JAPAN INC.
    PER ADS (JPY /
    U.S. Dollars/ JPY)              4.45      0.10                8.83
   DILUTED
    NET INCOME
    ATTRIBUTABLE
    TO INTERNET
    INITIATIVE
    JAPAN INC.
    PER ADS (JPY /
    U.S. Dollars /JPY)              4.45      0.10                8.83
 ---------------------------------------------------------------------
 (Note1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 89.49 which was the noon buying rate in
         New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of
         New York prevailing as of September 30, 2009.
 (Note2) The above presentation for the six months ended September 30,
         2009 has been changed to conform to the presentation for the six months ended September 30, 2009.

                    Internet Initiative Japan Inc.
                    ------------------------------
      Quarterly Consolidated Statements of Cash Flows (Unaudited)
      -----------------------------------------------------------
    (For the six months ended September 30, 2008 and September 30,
                                 2009)
 ---------------------------------------------------------------------
                              Six Months
                                Ended
                             September 30,      Six Months Ended
                                 2008           September 30, 2009
                             -----------------------------------------
                             Thousands of  Thousands of  Thousands of
                                 JPY       U.S. Dollars       JPY
 ---------------------------------------------------------------------
 OPERATING ACTIVITIES:

  Net Income                      227,761         6,034       539,951

  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Depreciation and
     amortization               2,599,105        29,540     2,643,516
    Provision for retirement
     and pension costs, less
     payments                     129,483         1,635       146,369
    Provision for (reversal
     of)allowance for
     doubtful accounts and
     advances                       8,391            (7)         (646)
    Loss on disposal of
     property and equipment        35,728           204        18,251
    Net gains on sales of
     other investments                 --          (126)      (11,302)
    Losses on write-down of
     other investments             61,092           348        31,172
    Foreign exchange losses         8,867           203        18,212
    Equity in net (income)
     loss of equity method
     investees (net of
     dividend)                     29,545          (471)      (42,147)
    Deferred income tax
     expense                      377,983         4,167       372,865
    Others                          1,707            --            --
  Changes in operating assets
   and liabilities net of
   effects from acquisition
   of business and a company:
    Decrease in accounts
     receivable                 2,255,821        17,155     1,535,228
    Increase in inventories,
     prepaid expenses and
     other current and
     noncurrent assets           (411,600)       (2,644)     (236,630)
    Decrease in accounts
     payable                   (1,238,019)       (5,755)     (515,033)
    Decrease in income taxes
     payable                     (357,393)         (492)      (44,001)
    Increase in accrued
     expenses and other
     current and noncurrent
     liabilities - net            276,117         3,759       336,409
 ---------------------------------------------------------------------
      Net cash provided by
       operating activities     4,004,588        53,550     4,792,214
 ---------------------------------------------------------------------
 INVESTING ACTIVITIES:
  Purchase of property and
   equipment                   (1,747,972)      (21,780)   (1,949,051)
  Purchase of available-for-
   sale securities                (99,992)         (183)      (16,367)
  Purchase of short-term and
   other investments             (119,263)       (2,235)     (200,016)
  Investment in an equity
   method investee                     --          (255)      (22,834)
  Proceeds from sales of
   available-for-sale
   securities                          --           366        32,792
  Proceeds from sales and
   redemption of short-term
   and other investments           12,009           527        47,131
  Payments of guarantee
   deposits                       (78,718)         (499)      (44,643)
  Refund of guarantee
   deposits                        17,882           409        36,562
  Payments for refundable
   insurance policies             (25,614)         (323)      (28,930)
  Refund from insurance
   policies                         7,382           446        39,959
  Other                              (104)            4           319
 ---------------------------------------------------------------------
      Net cash used in
       investing activities    (2,034,390)      (23,523)   (2,105,078)
 ---------------------------------------------------------------------

---------------------------------------------------------------------
                               Six Months
                                 Ended
                             September 30,       Six Months Ended
                                 2008           September 30, 2009
                             -----------------------------------------
                             Thousands of  Thousands of  Thousands of
                                 JPY       U.S. Dollars       JPY
 ---------------------------------------------------------------------
 FINANCING ACTIVITIES:

  Proceeds from issuance of
   short-term borrowings with
   initial maturities over
   three months                 5,400,000        56,989     5,100,000
  Repayments of short-term
   borrowings with initial
   maturities over three
   months                      (5,875,000)      (59,783)   (5,350,000)
  Principal payments under
   capital leases              (1,743,847)      (19,109)   (1,710,091)
  Net increase (decrease) in
   short-term borrowings with
   initial maturities less
   than three months           (1,675,000)        1,117       100,000
  Dividends paid                 (206,478)       (2,263)     (202,544)
 ---------------------------------------------------------------------
      Net cash used in
       financing activities    (4,100,325)      (23,049)   (2,062,635)
 ---------------------------------------------------------------------
      EFFECT OF EXCHANGE RATE
       CHANGES ON CASH AND
       CASH EQUIVALENTS           (21,618)         (259)      (23,208)

  NET INCREASE (DECREASE) IN
   CASH AND CASH EQUIVALENTS   (2,151,745)        6,719       601,293
  CASH AND CASH EQUIVALENTS,
   BEGINNING OF THE PERIOD     11,470,980       113,842    10,187,724
 ---------------------------------------------------------------------
      CASH AND CASH
       EQUIVALENTS, END OF
       THE PERIOD               9,319,235       120,561    10,789,017
 ---------------------------------------------------------------------
 ---------------------------------------------------------------------
 ADDITIONAL CASH FLOW
  INFORMATION:
  Interest paid                   205,700         1,925       172,311
  Income tax paid (refunded)      401,943          (194)      (17,350)

 NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Acquisition of assets by
   entering into capital
   leases                       2,768,002         7,424       664,353
  Facilities purchase
   liabilities                    493,530         4,137       370,203

 ---------------------------------------------------------------------
 (Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 89.49 which was the noon buying rate in New York City for cable transfers in foreign
          currencies as certified for customs purposes by the Federal
          Reserve Bank of New York prevailing as of June 30, 2009.

 (Note 2) The above presentation for the six months ended
          September 30, 2008 has been changed to conform to the
          presentation for the six months ended September 30, 2009.

 Going Concern Assumption (Unaudited)
 ------------------------------------
   For the six months ended September 30, 2008

     Nothing to be reported.

   For the six months ended September 30, 2009

     Nothing to be reported.

 Segment Information (Unaudited)
 -------------------------------

   Business Segments:

    Revenues:

 ---------------------------------------------------------------------
                                            Six Months    Six Months
                                               Ended         Ended
                                           September 30, September 30,
                                               2008          2009
                                           ---------------------------
                                           Thousands of  Thousands of
                                                JPY           JPY
 ---------------------------------------------------------------------
 Network service and systems integration
  business                                   33,322,671    32,443,033
 ---------------------------------------------------------------------
   Customers                                 33,242,871    32,236,846
   -------------------------------------------------------------------
   Intersegment                                  79,800       206,187
   -------------------------------------------------------------------
 ATM operation business                          10,970        38,178
 ---------------------------------------------------------------------
   Customers                                     10,970        38,178
   -------------------------------------------------------------------
   Intersegment                                      --            --
 ---------------------------------------------------------------------
 Elimination                                     79,800       206,187
 ---------------------------------------------------------------------
 Consolidated total                          33,253,841    32,275,024
 ---------------------------------------------------------------------
 Segment profit or loss:
 ---------------------------------------------------------------------
                                            Six Months    Six Months
                                               Ended        Ended
                                           September 30, September 30,
                                               2008         2009
                                           ---------------------------
                                           Thousands of  Thousands of
                                               JPY           JPY
 ---------------------------------------------------------------------
 Network service and systems integration
  business                                    1,252,716     1,644,563
 ---------------------------------------------------------------------
 ATM operation business                        (233,403)     (459,262)
 ---------------------------------------------------------------------
 Elimination                                     13,871        19,218
 ---------------------------------------------------------------------
 Consolidated operating income                1,005,442     1,166,083
 ---------------------------------------------------------------------

 Substantially all revenues are from customers operating in Japan.
 Geographic information is not presented due to immateriality of revenue attributable to international operations.

 Material Changes In Shareholders' Equity  (Unaudited)
 -----------------------------------------------------
   For the six months ended September 30, 2008

     Nothing to be reported.

   For the six months ended September 30, 2009

     Nothing to be reported.

 2nd Quarter FY2009 Consolidated Financial Results (3 months)
 ------------------------------------------------------------

The following tables are highlight data of 2nd Quarter FY2009 consolidated financial results (unaudited, from July 1, 2009 to September 30, 2009).

                       Operating Results Summary
 ---------------------------------------------------------------------
                                                                YoY
                                            2Q08      2Q09     Change
 ---------------------------------------------------------------------
                                            JPY       JPY
                                          millions  millions
 Total Revenues:                           16,926    16,441     (2.9%)
 ---------------------------------------------------------------------
   Connectivity and Outsourcing Services    8,605     9,178      6.7%
 ---------------------------------------------------------------------
   SI                                       8,029     7,059    (12.1%)
 ---------------------------------------------------------------------
   Equipment Sales                            286       173    (39.5%)
 ---------------------------------------------------------------------
   ATM Operation Business                       6        31    400.7%
 ---------------------------------------------------------------------
 Cost of Revenues:                         13,782    13,200     (4.2%)
 ---------------------------------------------------------------------
   Connectivity and Outsourcing Services    7,276     7,661      5.3%
 ---------------------------------------------------------------------
   SI                                       6,154     5,174    (15.9%)
 ---------------------------------------------------------------------
   Equipment Sales                            266       150    (43.4%)
 ---------------------------------------------------------------------
   ATM Operation Business                      86       215    151.7%
 ---------------------------------------------------------------------
 SG&A Expenses and R&D                      2,550     2,426     (4.9%)
 ---------------------------------------------------------------------
 Operating Income                             594       815     37.2%
 ---------------------------------------------------------------------
 Income before Income Tax Expense             456       726     59.0%
 ---------------------------------------------------------------------
 Net Income attributable to IIJ               198       535    169.5%
 ---------------------------------------------------------------------

   Connectivity and Outsourcing Services Revenues Breakdown and Cost
 ---------------------------------------------------------------------
                                                                YoY
                                            2Q08      2Q09     Change
 ---------------------------------------------------------------------
                                            JPY        JPY
                                          millions  millions
 Connectivity and Outsourcing Services
  Revenues                                  8,605     9,178      6.7%
 ---------------------------------------------------------------------
   Connectivity Service (Corporate Use)     3,218     3,439      6.9%
 ---------------------------------------------------------------------
     IP Service                             2,295     2,301      0.3%
 ---------------------------------------------------------------------
     IIJ FiberAccess/F and IIJ DSL/F          721       729      1.1%
 ---------------------------------------------------------------------
     IIJ Mobile Service                       115       335    191.1%
 ---------------------------------------------------------------------
     Others                                    87        74    (15.1%)
 ---------------------------------------------------------------------
   Connectivity Service (Home Use)          1,615     1,712      6.0%
 ---------------------------------------------------------------------
     Under IIJ Brand                          254       260      2.6%
 ---------------------------------------------------------------------
     hi-ho                                  1,222     1,310      7.2%
 ---------------------------------------------------------------------
     OEM                                      139       142      1.9%
 ---------------------------------------------------------------------
   Outsourcing Services                     3,772     4,027      6.8%
 ---------------------------------------------------------------------
 Cost of Connectivity and Outsourcing
  Services                                  7,276     7,661      5.3%
 ---------------------------------------------------------------------
   Backbone Cost (included in the cost of
    Connectivity and Outsourcing Service)     951       912     (4.2%)
 =====================================================================
 Connectivity and Outsourcing Services
  Gross Margin Ratio                         15.4%     16.5%      --
 =====================================================================

                     SI Revenue Breakdown and Cost
 ---------------------------------------------------------------------
                                                                 YoY
                                            2Q08      2Q09     Change
 ---------------------------------------------------------------------
                                            JPY       JPY
                                          millions  millions
 SI Revenues                                8,029     7,059    (12.1%)
 ---------------------------------------------------------------------
       Systems Construction                 3,254     2,344    (28.0%)
 ---------------------------------------------------------------------
       Systems Operation and Maintenance    4,775     4,715     (1.3%)
 ---------------------------------------------------------------------
 Cost of SI                                 6,154     5,174    (15.9%)
 =====================================================================
 SI Gross Margin Ratio                      23.3%      26.7%      --
 =====================================================================
 ---------------------------------------------------------------------
 SI and Equipment Sales Order Backlog      17,296    16,243     (6.1%)
 ---------------------------------------------------------------------

                   Equipment Sales Revenue and Cost
 ---------------------------------------------------------------------
                                                                YoY
                                            2Q08      2Q09     Change
 ---------------------------------------------------------------------
                                            JPY       JPY
                                          millions  millions
 Equipment Sales Revenues                     286       173    (39.5%)
 ---------------------------------------------------------------------
 Cost of Equipment Sales                      266       150    (43.4%)
 =====================================================================
 Equipment Sales Gross Margin Ratio           7.0%     13.1%      --
 =====================================================================

                ATM Operation Business Revenue and Cost
 ---------------------------------------------------------------------
                                                                YoY
                                              2Q08     2Q09    Change
 ---------------------------------------------------------------------
                                            JPY       JPY
                                          millions  millions
 ATM Operation Business Revenues                6        31    400.7%
 ---------------------------------------------------------------------
 Cost of ATM Operation Business                86       215    151.7%
 ---------------------------------------------------------------------

                      Other Financial Statistics
 ---------------------------------------------------------------------
                                                                YoY
                                            2Q08      2Q09     Change
 ---------------------------------------------------------------------
                                            JPY       JPY
                                          millions  millions
 Adjusted EBITDA                            1,948     2,099      7.7%
 ---------------------------------------------------------------------
 CAPEX, including capital leases            2,685     1,124    (58.1%)
 ---------------------------------------------------------------------
 Depreciation and amortization              1,354     1,284     (5.2%)
 ---------------------------------------------------------------------

 Reconciliation of Non-GAAP Financial Measures
 ---------------------------------------------

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

                            Adjusted EBITDA
 ---------------------------------------------------------------------
                                                 2Q08         2Q09
 ---------------------------------------------------------------------
                                            JPY millions  JPY millions
 Adjusted EBITDA                                  1,948         2,099
 ---------------------------------------------------------------------
 Depreciation and Amortization                    1,354         1,284
 ---------------------------------------------------------------------
 Operating Income                                   594           815
 ---------------------------------------------------------------------
 Other Income (Expense)                            (138)          (89)
 ---------------------------------------------------------------------
 Income Tax Expense                                 326           284
 ---------------------------------------------------------------------
 Equity in Net Income (Loss) of Equity
  Method  Investees                                 (17)           11
 ---------------------------------------------------------------------
 Net income                                         113           453
 ---------------------------------------------------------------------
 Net income attributable to noncontrolling
  interests                                          85            82
 ---------------------------------------------------------------------
 Net Income attributable to IIJ                     198           535
 ---------------------------------------------------------------------

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

                                 CAPEX
 ---------------------------------------------------------------------
                                                2Q08          2Q09
 ---------------------------------------------------------------------
                                            JPY millions  JPY millions
 CAPEX, including capital leases                  2,685         1,124
 ---------------------------------------------------------------------
   Acquisition of Assets by Entering into         1,705           269
   Capital Leases
 ---------------------------------------------------------------------
   Purchase of Property and Equipment               980           855
 ---------------------------------------------------------------------

                    Internet Initiative Japan Inc.
                    ------------------------------
        Quarterly Consolidated Statements of Income (Unaudited)
        -------------------------------------------------------
    (Three Months ended September 30, 2008 and September 30, 2009)

 ---------------------------------------------------------------------
                  Three Months Ended          Three Months Ended
                  September 30, 2008          September 30, 2009
                  ----------------------------------------------------
                               % of                             % of
                  Thousands    total  Thousands of Thousands    total
                   of JPY    revenues U.S. Dollars   of JPY   revenues
 ---------------------------------------------------------------------
 REVENUES:
  Connectivity and
   outsourcing
   services:
    Connectivity
     (corporate
     use)          3,217,967               38,426   3,438,714
    Connectivity
     (home use)    1,615,048               19,132   1,712,157
    Outsourcing
     services      3,771,761               44,999   4,026,997
                  -----------         ------------------------
      Total        8,604,776              102,557   9,177,868
                  -----------         ------------------------
  Systems
   integration:
   Systems
    Construction   3,254,198               26,197   2,344,379
   Systems
    Operation and
    Maintenance    4,774,533               52,682   4,714,537
                  -----------         ------------------------

      Total        8,028,731               78,879   7,058,916
                  -----------         ------------------------

  Equipment sales    286,066                1,934     173,011
  ATM operation
   business            6,135                  343      30,719
                  -----------         ------------------------

      Total
       revenues   16,925,708   100.0      183,713  16,440,514   100.0
                  -----------         ------------------------

 COST AND EXPENSES:
  Cost of
   connectivity and
   outsourcing
   services        7,276,321               85,605   7,660,765
  Cost of systems
   integration     6,154,063               57,814   5,173,745
  Cost of equipment
   sales             265,915                1,680     150,388
  Cost of ATM
   operation
   business           85,303                2,400     214,748
                  -----------         ------------------------

      Total cost  13,781,602    81.4      147,499  13,199,646    80.3
                  -----------         ------------------------

  Sales and
   marketing       1,178,307     7.0       14,177   1,268,757     7.7
  General and
   administrative  1,286,463     7.6       11,963   1,070,553     6.5
  Research and
   development        85,156     0.5          965      86,353     0.5
                  -----------         ------------------------

      Total cost
       and
       expenses   16,331,528    96.5      174,604  15,625,309    95.0
                  -----------         ------------------------

 OPERATING INCOME    594,180     3.5        9,109     815,205     4.9
                  -----------         ------------------------

 OTHER INCOME
  (EXPENSE):
  Interest income     18,287                   82       7,372
  Interest expense (100,204)                (907)    (81,165)
  Foreign exchange
   gains (loss)       6,401                  (56)     (5,044)
  Net gains on
   sales of other
   investments            --                  126      11,302
  Losses on write-
   down of other
   investments       (53,701)                (332)    (29,668)
  Other--net          (8,484)                  87       7,755
                  -----------         -----------------------

   Other expense --
    net             (137,701)   (0.8)      (1,000)    (89,448)   (0.5)
                  -----------         -----------------------

 INCOME FROM
  OPERATIONS
  BEFORE INCOME
  TAX EXPENSE AND
  EQUITY IN NET
  INCOME IN EQUITY
  METHOD INVESTEES   456,479     2.7        8,109     725,757     4.4
                  -----------         -----------------------

 INCOME TAX
  EXPENSE            325,909     1.9        3,172     283,866     1.7
 EQUITY IN NET
  INCOME (LOSS) OF
  EQUITY METHOD
  INVESTEES          (16,859)   (0.1)         119      10,634     0.1
                  -----------         -----------------------

 NET INCOME          113,711     0.7        5,056     452,525     2.8
                  -----------         -----------------------

 LESS: NET LOSS
  ATTRIBUTABLE TO
  NONCONTROLLING
  INTERESTS           84,766     0.5          921      82,384     0.5

                  -----------         ------------------------

 NET INCOME
  ATTRIBUTABLE TO
  INTERNET
  INITIATIVE JAPAN
  INC.               198,477     1.2        5,977     534,909     3.3

 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
                                   Three Months          Three Months
                                       Ended                 Ended
                                   September 30,         September 30,
                                       2008                  2009
 ---------------------------------------------------------------------

 NET INCOME PER SHARE (ADS)
  BASIC WEIGHTED-AVERAGE NUMBER OF
   SHARES (shares)                      206,478               202,544
  DILUTED WEIGHTED-AVERAGE NUMBER
   OF SHARES (shares)                   206,478               202,544
  BASIC WEIGHTED-AVERAGE NUMBER OF
   ADS EQUIVALENTS (ADSs)            82,591,200            81,017,600
  DILUTED WEIGHTED-AVERAGE NUMBER
   OF ADS EQUIVALENTS (ADSs)         82,591,200            81,017,600
  BASIC NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER SHARE (JPY / U.S. Dollars /
   JPY)                                  961.25   29.51      2,640.95
  DILUTED NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER SHARE (JPY / U.S. Dollars /
   JPY)                                  961.25   29.51      2,640.95
  BASIC NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER ADS (JPY / U.S. Dollars /
   JPY)                                    2.40    0.07          6.60
  DILUTED NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER ADS (JPY / U.S. Dollars /
   JPY)                                    2.40    0.07          6.60
 ---------------------------------------------------------------------
 (Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 89.49 which was the noon buying rate in New York City for cable transfers in foreign
          currencies as certified for customs purposes by the Federal
          Reserve Bank of New York prevailing as of September 30,
          2009.

 (Note 2) The above presentation for the three months ended September
          30, 2008 has been changed to conform to the presentation for the three months ended September 30, 2009.

                    Internet Initiative Japan Inc.
                    ------------------------------
      Quarterly Consolidated Statements of Cash Flows (Unaudited)
      -----------------------------------------------------------
    (Three Months ended September 30, 2008 and September 30, 2009)
 ---------------------------------------------------------------------
                                       Three
                                      Months
                                       Ended
                                     Sept. 30,    Three Months Ended
                                       2008       September 30, 2009
                                    ----------------------------------
                                    Thousands  Thousands of  Thousands
                                     of JPY    U.S. Dollars   of JPY
 ---------------------------------------------------------------------

 OPERATING ACTIVITIES:
   Net income                          113,711        5,057    452,525
   Adjustments to reconcile net
    income to net cash provided
    by operating activities:
     Depreciation and amortization   1,354,192       14,345  1,283,696
     Provision for (reversal of)
      retirement and pension
      costs, less payments              57,227          980     87,687
     Provision for allowance
      for doubtful accounts
      and advances                       7,699           49      4,403
     Loss on disposal of
      property and equipment             6,040          104      9,286
     Net gains on sales of
      other investments                     --         (126)   (11,302)
     Losses on write-down
      of other investments              53,701          331     29,668
     Foreign exchange losses             1,946           70      6,294
     Equity in net loss (income)
      of equity method investees        16,859         (119)   (10,634)
     Deferred income tax expense       251,271        2,088    186,883
     Others                              1,707           --         --
   Changes in operating assets
    and liabilities net of effects
    from acquisition of business
    and a company:
     Increase in accounts
      receivable                    (1,184,692)      (2,228)  (199,373)
     Decrease in inventories,
      prepaid expenses and
      other current and
      noncurrent assets                533,012        2,953    264,303
     Increase in
      accounts payable                 573,285        4,710    421,485
     Increase in income
      taxes payable                     71,483        1,246    111,466
     Increase (decrease)
      in accrued expenses,
      other current and
      noncurrent liabilities
       -- net                          129,313          (90)    (8,053)
 ---------------------------------------------------------------------
     Net cash provided by
      operating activities           1,986,754       29,370  2,628,334
 ---------------------------------------------------------------------
 INVESTING ACTIVITIES:
   Purchase of property
    and equipment                     (979,895)      (9,551)  (854,753)
   Purchase of
    available-for-sale
    securities                         (99,992)        (107)    (9,617)
   Purchase of short-term
    and other investments             (119,263)      (2,235)  (200,016)
   Investment in equity
    method investee                         --         (255)   (22,834)
   Proceeds from sales
    of available-for-sale
    securities                              --          366     32,792
   Proceeds from sales and
    redemption of short-term
    and other investments                6,728          375     33,631
   Payments of guarantee deposits      (13,855)        (116)   (10,414)
   Refund of guarantee deposits          1,965          382     34,225
   Payments for
    refundable insurance policies      (12,676)        (171)   (15,315)
   Refund from insurance policies        7,382          138     12,346
   Other                                   (52)           4        319
 ---------------------------------------------------------------------
     Net cash used in
      investing activities          (1,209,658)     (11,170)  (999,636)
 ---------------------------------------------------------------------

                                   Three
                                   Months
                                   Ended
                                  Sept. 30,     Three Months Ended
                                    2008        September 30, 2009
 ---------------------------------------------------------------------
                                 Thousands   Thousands of    Thousands
                                   of JPY    U.S. Dollars     of JPY
 ---------------------------------------------------------------------

 FINANCING ACTIVITIES:
   Proceeds from issuance of
    short-term borrowings with
    initial maturities over
    three months                    300,000             --          --
   Repayments of short-term
    borrowings with initial
    maturities over three months   (525,000)        (2,794)   (250,000)
   Principal payments under
    capital leases                 (904,912)        (8,721)   (780,466)
   Net increase (decrease)
    in short-term borrowings
    with initial maturities
    less than three months         (275,000)         3,352     300,000
 ---------------------------------------------------------------------
     Net cash used in
      financing activities       (1,404,912)        (8,163)   (730,466)
 ---------------------------------------------------------------------

     EFFECT OF EXCHANGE RATE
      CHANGES ON CASH AND
      CASH EQUIVALENTS                3,846            (74)     (6,651)

   NET INCREASE (DECREASE)
    IN CASH AND CASH EQUIVALENTS   (623,970)         9,963     891,581
   CASH AND CASH EQUIVALENTS,
    BEGINNING OF THE PERIOD       9,943,205        110,598   9,897,436
 ---------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS,
      END OF THE PERIOD           9,319,235        120,561  10,789,017
 ---------------------------------------------------------------------

 (Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 89.49 which was the noon buying rate in New York City for cable transfers in foreign
          currencies as certified for customs purposes by the Federal
          Reserve Bank of New York prevailing as of September 30,
          2009.
 (Note 2) The above presentation for the three months ended March 31,
          2008 has been changed to conform to the presentation for
          the three months ended September 30, 2009.

 Note: The following information is provided to disclose Internet
       Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six month ended September 30, 2009 in the form defined by the
       Tokyo Stock Exchange.

 Consolidated Financial Results for the Six Months Ended September 30,
 2009
 (Under accounting principles generally accepted in the United States
 ("U.S. GAAP"))

                                                       November 13, 2009

 Company name: Internet Initiative    Exchange listed: Tokyo Stock
               Japan Inc.                              Exchange First
                                                       Section
 Stock code number: 3774                    URL: http://www.iij.ad.jp/
 Representative: Koichi Suzuki, President and Representative Director
 Contact: Akihisa Watai, Director and CFO   TEL: (03) 5259-6500
 Filing of quarterly report (Shihanki-hokokusho) to the regulatory organization in Japan: November 16, 2009 (Scheduled)
 Payment of dividend: Scheduled to start on December 4, 2009

                    (Amounts of less than JPY one million are rounded)
 1. Consolidated Financial Results for the Six months Ended September
    30, 2009 (April 1, 2009 to September 30, 2009)

 (1) Consolidated Results of Operations        (% shown is YoY change)
 ---------------------------------------------------------------------
                                           Income before
                                            Income  Tax    Net Income
                  Total       Operating       Expense     attributable
                Revenues        Income       (Benefit)       to IIJ
 ---------------------------------------------------------------------
               JPY           JPY            JPY            JPY
             millions  %   millions   %   millions   %   millions  %

 Six months
 ended
 September 30,
 2009         32,275 (2.9)   1,166  16.0   1,026   33.9     715  94.6
 Six months
 ended
 September 30,
 2008         33,254 10.9    1,005 (44.6)    766  (54.9)    368 (89.4)
 ---------------------------------------------------------------------

                                             Basic Net     Diluted Net
                                               Income        Income
                                            attributable  attributable
                                             to IIJ per    to IIJ per
                                               Share         Share
 ---------------------------------------------------------------------
                                                JPY            JPY
 Six months ended
 September 30, 2009                             3,532.01      3,532.01
 Six months ended
 September 30, 2008                             1,780.11      1,779.60
 ---------------------------------------------------------------------
 (Note) Effective April 1, 2009, we adopted FASB Accounting Standards
        Codification ("ASC") 810, "Consolidations" (the provisions of which were previously included in SFAS No. 160
        "Noncontrolling Interests in Consolidated Financial
        Statements - an amendment of ARB No. 51"). According to this, in this document, Income before income tax expense (benefit)
        represents income from operations before income tax expense and equity in net income in equity method investees in IIJ's consolidated financial statements. Additionally, Net income attributable to IIJ is equivalent to net income in the former presentation materials up to FY2008.

 (2) Consolidated Financial Position
 ---------------------------------------------------------------------
                                               IIJ
                                          Shareholders'       IIJ
                                IIJ        Equity as a   Shareholders'
                  Total    Shareholders'  percentage of   Equity per
                 Assets       Equity       Total Assets      share
 ---------------------------------------------------------------------
                   JPY
                 millions   JPY millions        %             JPY
 Six months
  ended
  September 30,
  2009             51,389         25,641           49.9     126,592.37
 Fiscal Year
  Ended
  March 31, 2008   52,301         25,169           48.1     124,265.27
 ---------------------------------------------------------------------
 (Note) With the adoption of ASC810, Shareholders' equity,
        shareholders' equity as a percentage of total assets and
        shareholders' equity per share were renamed to IIJ
        Shareholders' equity, IIJ shareholders' equity as a percentage of total assets and IIJ shareholders' equity per share,
        respectively, from fiscal year ending March 31, 2010.

 2. Dividends
 ---------------------------------------------------------------------
                                 Dividend per Shares
 ---------------------------------------------------------------------
                 1st          2nd          3rd
             quarter-end  quarter-end  quarter-end  Year-end    Total
 ---------------------------------------------------------------------
                 Yen          Yen          Yen         Yen       Yen
 Fiscal year
  ended
  March 31,
  2009                --     1,000.00           --  1,000.00  2,000.00
 ---------------------------------------------------------------------
 Fiscal year
  ending
  March 31,
  2010                --     1,000.00           --        --        --
 ---------------------------------------------------------------------
 Fiscal year
  ending
  March 31,
  2010
  (Target)            --           --           --  1,000.00  2,000.00
 ---------------------------------------------------------------------
 (Note) Changes to Dividend Target during the three months ended
        September 30, 2009: None

 3. Target of Consolidated Financial Results for the Fiscal Year
    Ending March 31, 2010
    (April 1, 2009 through March 31, 2010)     (% shown is YoY change)
 ---------------------------------------------------------------------
                                                  Income before Income
               Total Revenues  Operating Income    Expense (Benefit)
 ---------------------------------------------------------------------
                  JPY
               millions  %      JPY millions  %      JPY millions  %
 Fiscal year
  ending
  March 31,
  2010          73,000  4.7          3,300  13.1       2,700     32.7
  --------------------------------------------------------------------
 (Note) Changes to target for year-end consolidated financial results for the fiscal year ending March 31, 2010 during the three months ended September 30, 2009: None
 Net income attributable to IIJ:
        Fiscal year ending March 31, 2010: JPY1,700 million
 Basic net income per share attributable to IIJ shareholders:
        Fiscal year ending March 31, 2010: JPY8,393.24

 4. Others
 (1) Change of Condition in Consolidated Subsidiaries during the
     Six Months Ended September 30, 2009
     (Change of Condition in Specific Consolidated Subsidiaries with a
     Change of Scope of Consolidation): None

 (2) Application of Simplified Accounting Method or Specific
     Accounting Principles for quarterly consolidated financial statements : None

 (3) Changes in Significant Accounting and Reporting Policies for
     Consolidated Financial Statements

     1) Changes duet to the revision of accounting standards: Yes
     2) Others: None

 (4) Number of Shares Outstanding (Shares of Common Stock)
     1) The number of shares outstanding (inclusive of treasury stock):
        As of September 30, 2009:   206,478 shares
        As of March 31, 2009:       206,478 shares
     2) The number of treasury stock:
        As of September 30, 2009:   3,934 shares
        As of March 31, 2009:       3,934 shares
     3) The weighted average number of shares outstanding:
        For the six months ended September 30, 2009: 202,544 shares
        For the six months ended September 30, 2008: 206,478 shares

CONTACT:  Internet Initiative Japan Inc.
          Investor Relations Office
          YUKO KAZAMA
          +81-3-5259-6500
          ir@iij.ad.jp URL:
          http://www.iij.ad.jp/en/IR